August 14, 2007
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC 20549
Attention: Paul Fischer

Re:	Constant Contact, Inc. Registration Statement on Form S-1 File No. 333-144381
Ladies and Gentlemen:
On behalf of Constant Contact, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).
Amendment No. 1 is being filed in response to comments contained in the letter dated August 3, 2007 from Michele Anderson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gail F. Goodman, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1. The Company respectfully requests that, upon the completion of its review of the supplemental materials provided with this letter, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933 to Dana Krueger, WilmerHale, 60 State Street, Boston, MA 02109.
On behalf of the Company, we advise you as follows:
General
1.	Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you

Securities and Exchange Commission August 14, 2007 Page 2
have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response:	The Company acknowledges that the Staff may have additional comments after the Company provides the price range, the size of the offering and all other required information in an amendment to the Registration Statement.
2.	Please confirm that the artwork on the inside front and inside back cover pages of the prospectus is all that you will be including in the prospectus. If not, provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response:	The Company confirms that the artwork on the inside front and inside back cover pages of the prospectus is the only artwork that will be included in the prospectus.
3.	We note the testimonials you have included following page F-25. Please revise to indicate whether the customer testimonials were solicited. Also, please advise whether the customers you have identified have consented to their testimonials being used in the prospectus.

Response:	The Company supplementally advises the Staff that customer testimonials included in the artwork resulted from positive feedback that originated from its customers. On the Company’s website, the Company encourages its customers to describe their experience with the Company’s products and services. The Company also from time to time surveys its customers regarding their experiences with the Company’s products. In response to positive feedback received through the Company’s website or a customer survey, the Company contacted these customers to request their consent to use their testimonials in marketing materials and, in some cases, requested further detail about their positive experience. The testimonials included in the prospectus were obtained in this manner.

The Company supplementally advises the Staff that each of the customers whose testimonial is included in the prospectus has consented to the use of its testimonial in the prospectus.

Securities and Exchange Commission August 14, 2007 Page 3
4.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that NASD has no additional concerns.

Response:	The Company has been advised by counsel to the underwriters that, as of the date hereof, the amount of compensation to be allowed or paid to the underwriters has not been cleared with the NASD. The Company will provide the Staff with a copy of the letter informing the underwriters that the NASD has no objections to the amount of compensation to be paid to the underwriters.
5.	We will provide any comments on your application for confidential treatment filed on July 9, 2007 under separate cover. Please note that comments on the confidential treatment request may impact disclosure in the prospectus. Furthermore, the effectiveness of the registration statement depends on, among other things, the completion of the confidential treatment application.

Response:	The Company acknowledges that any comments on the confidential treatment request filed on July 9, 2007 will follow under separate cover.
6.	We note that you cite to industry research for information and statistics regarding economic trends and market share. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. Examples needing support include the cite on page 2 to statistics compiled by the Small Business Administration, as well as to the October, 2006 report cited on page 45 entitled “The Email Marketing Vendor Landscape.”

Response:	The Company is supplementally providing the Staff with the requested supporting materials. The Company advises the Staff that the supporting materials are commercially available to the public and were not prepared specifically for this filing.
7.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Securities and Exchange Commission August 14, 2007 Page 4

Response:	The Company takes note of the Staff’s comment and appreciates that the Staff must review all exhibits before the Registration Statement is declared effective. The Company is supplementally providing the Staff a draft of the legality opinion. All remaining exhibits will be included in a subsequent amendment to the Registration Statement.
Prospectus Summary, page 1
8.	We note your assertion in the first sentence that, “Constant Contact is the leading provider of on-demand email marketing solutions for small organizations...” Please revise this statement to disclose that it is your belief and the basis for your belief, as set forth in the last sentence of the second paragraph. Please also expand upon the basis for your belief, as stated in paragraph three, that at least 45% of your new e-mail marketing customers were generated through unpaid sources. In addition, please provide us with supplemental support for your assertions.

Response:	The Company has revised the disclosure on pages 1, 31 and 47 of the prospectus in response to the Staff’s comment to clarify that the Company’s status as the market leader is based on the Company’s total number of customers compared to the customer counts of each of the Company’s primary competitors. Based on the most recent publicly available customer counts, which have been obtained from material made publicly available by the companies, the Company has at least four times the number of customers than its closest competitor (130,000 customers versus 30,000 customers). In response to Staff comment number 30 regarding the Company’s competitive position, the Company has revised the disclosure on page 59 of the prospectus to provide the most recent publicly available customer counts of the Company’s primary competitors. The Company is supplementally providing the Staff with the materials supporting this disclosure.

The Company has revised the disclosure on pages 1 and 47 of the prospectus in response to the Staff’s comment to expand the basis for the Company’s belief that approximately 44% of its new email marketing customers were generated through unpaid sources. The Company supplementally advises the Staff that the Company identifies, through an automated tracking system, new email marketing customers that come from online marketing programs and channel partners. In addition, the Company knows how many of its new email marketing customers are located in geographies where the Company conducts offline marketing, such as radio advertising. During the first six months of 2007, new email marketing customers who came directly from online marketing programs

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and channel partners as well as those customers who are located in geographies where the Company conducted offline marketing (but who did not come from online marketing programs or channel partners) totaled approximately 56% of total new email marketing customers. Conversely, during the first six months of 2007, the Company believes approximately 44% of the Company’s new email marketing customers were generated through unpaid sources. The Company is supplementally providing the Staff with additional support for this disclosure.
9.	Please revise to briefly explain what a channel partner is and the nature of the relationships you enjoy with over 1,700 active channel partners. For example, are these relationships contractual in nature? Briefly explain how these relationships result in referrals to Constant Contact. Please provide similar revisions to the risk factor on page 13 entitled “Our relationships with our channel partners may be terminated or may not continue to be beneficial in generating new email marketing customers, which could adversely affect our ability to increase our customer base.

Response:	The Company has revised the disclosure on pages 1, 31, 47 and 56 of the prospectus and the risk factor on page 13 of the prospectus in response to the Staff’s comment to more accurately describe what a channel partner is, the nature of the Company’s relationship with its channel partners and the benefit the Company derives from its channel partners.
10.	We note your use throughout the prospectus of the marketing term “solutions” to describe your business. It is not clear what you mean when you state that you provide “solutions.” Instead, please revise to discuss your business operations using concrete terms such as “services” or “products” so that it is clear what services or products you provide.

Response:	The Company has revised the prospectus in response to the Staff’s comment.
Industry Background, page 2
11.	Please revise to explain how your e-mail marketing services could potentially address the needs of more that 27.3 million small organizations in the United States. The cite to the Small Business Administration appears to require further clarification.

Response:	The Company has revised the disclosure on pages 2 and 48 of the prospectus in response to the Staff’s comment to more accurately describe the Company’s belief regarding the size of the market opportunity potentially available to the Company.

Securities and Exchange Commission August 14, 2007 Page 6
Risk Factors, page 7
Various private spam blacklists have in the past interfered with, and may in the future interfere with, the effectiveness of our solutions and our ability to conduct business., page 11
12.	To provide context, please disclose the percentage of your Internet protocol addresses currently listed with one or more blacklisting entities, if material.

Response:	The Company supplementally advises the Staff that the impact of industry blacklists on the Company’s overall email delivery is not material. For example, in the aggregate for the period from June 30, 2007 through July 5, 2007, all industry blacklists impacted approximately 0.0073% of the Company’s total email delivery. The de minimis impact of industry blacklists on the Company’s overall email delivery is further evidenced by the Company’s deliverability statistics, which are described on page 49 and elsewhere in the prospectus. The Company is supplementally providing the Staff with a spreadsheet describing each industry blacklist and its impact on the Company’s overall email delivery.
If the security of our customers’ confidential information stored in our systems is breached or otherwise subjected to unauthorized access...,page 14
13.	Please revise the second paragraph of this risk factor, as applicable, to indicate whether to date your non-compliance with data protection documentation standards has resulted in the loss of ability to offer your customers a credit card payment option via one or more of the major credit card issuers.

Response:	The Company has revised page 14 of the prospectus in response to the Staff’s comment to clarify that the Company has not experienced any loss in its ability to offer its customers a credit card payment option as a result of Company’s failure to comply with industry data protection documentation standards.
We have incurred net losses in the past and expect to incur net losses in the future, page 16
14.	To provide context, briefly explain why net losses have substantially increased since 2005.

Response:	The Company has revised the disclosure on page 16 of the prospectus in response to the Staff’s comment to explain why the Company’s net losses have increased substantially since 2005.

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We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives, page 16
15.	Please revise, if possible, to provide an estimate of the costs associated with your becoming a public company.

Response:	The Company has revised the disclosure on page 17 of the prospectus in response to the Staff’s comment to provide an estimate of the Company’s expenses associated with becoming a public company.
Our ability to use net operating loss carryforwards in the United States may be limited., page 17
16.	If known, please revise to clarify whether prior financings did, in fact, result in ownership changes that impinge upon your ability to use net operating loss carryforwards to reduce corporate tax liability.

Response:	The Company supplementally advises the Staff that the Company does not currently know whether prior financings did result in ownership changes that impinge upon its ability to use net operating loss carryforwards to reduce corporate tax liability. The Company intends to undertake the analysis necessary to make this determination but such analysis is not expected to be completed prior to the offering.
Use of Proceeds, page 24
17.	Please revise to indicate the approximate amount of net proceeds to be used for each intended purpose, such as the amount to be used for the repayment of debt. Please refer to Item 504 of Regulation S-K.

Response:	The Company has revised the disclosure on page 24 of the prospectus in response to the Staff’s comment to indicate that the outstanding debt which will be repaid with the net proceeds of the offering was $3.1 million as of June 30, 2007.
Dilution, page 27
18.	Please quantify the further dilution per share to new investors that will occur upon exercise of any of your outstanding stock options and warrants.

Response:	The Company has revised the disclosure on page 27 of the prospectus in response to the Staff’s comment to provide a quantification of the further

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dilution per share to new investors that will occur upon exercise of the Company’s outstanding stock options and warrants. The actual amount of the dilution will be available once the price range and the size of the offering has been determined.
Management’s Discussion and Analysis, page 31
Overview, page 31
19.	We note your disclosure in the second paragraph and elsewhere that your average monthly revenue per email marketing customer “exceeded $32.” Please clarify the extent to which average monthly revenue per email customer exceeded $32.

Response:	The Company has revised the disclosure on page 31 and elsewhere in the prospectus in response to the Staff’s comment to provide, for the referenced period, an approximation of the actual average monthly revenue per email marketing customer.
20.	Please revise paragraph three to explain how your 2006 cost of customer acquisition figure of $300 implies payback on a revenue basis in less than a year. We note similar disclosure on page 48.

Response:	The Company has revised the disclosure on pages 31 and 50 of the prospectus in response to the Staff’s comment to clarify the calculation of the payback on a revenue basis of the Company’s per customer acquisition cost.
Sources of Revenue, page 32
21.	If material, please clarify the extent to which your customers have entered into short-term or long-term contracts with you.

Response:	The Company has revised the disclosure on page 32 of the prospectus in response to the Staff’s comment to clarify the nature of the Company’s contractual relationships with its customers.
General and Administrative Expense, page 32
22.	Discuss, and quantify, how the company becoming a public company, particularly Section 404 of the Sarbanes-Ox1ey Act has impacted, and is expected to impact, the company’s general and administrative expenses.

Securities and Exchange Commission August 14, 2007 Page 9

Response:	The Company has revised the disclosure on page 33 of the prospectus in response to the Staff’s comment to better describe certain expenses associated with the Company’s anticipated status as a public company.
Critical Accounting Policies, page 33
23.	It appears that the estimates and assumptions you use to estimate the fair value of common stock underlying stock-based compensation and warrants accounted for as liabilities may have a significant impact on your financial statements. Please revise your disclosures to include a sensitivity analysis and other quantitative information that would be useful to an investor in understanding the nature and potential impact of the underlying judgments. Please refer to section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response:	The Company has revised the disclosure starting on page 34 of the prospectus in response to the Staff comment to include a sensitivity analysis and quantitative information that would be useful to an investor in understanding the nature and potential impact of the underlying judgments, specifically the estimate of the fair value of common stock. The Company believes that the fair value of common stock is the most significant input into the Black-Scholes option-pricing model used to value the stock options and warrants. The Company has quantified the increase to total fair value of options granted in 2006 and the first six months of 2007 if the estimate of the fair value of the common stock were increased by $1 at each stock option grant date and further quantified the resulting increase to stock based compensation for 2006 and the first six months of 2007. The Company has also quantified the increase to the Company’s liability for the warrant for redeemable convertible preferred stock to reflect the effect of a $1 change to the fair value of the Series B redeemable convertible preferred stock.
Stock Based Compensation, page 34
24.	Tell us how you compared the price of Series C redeemable preferred stock sold in 2006 to the estimated fair value of common stock in evaluating the reasonableness of the assumptions used in your valuations.

Response:	The Company supplementally advises the Staff that because of the liquidation preference, anti-dilution protection, special voting rights and other attributes of the Company’s Series C Redeemable Preferred Stock

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(the “Series C Stock”), the Company believed that the price at which the Company sold the Series C Stock was not comparable to the value of the Company’s common stock. As discussed on page 37 of the prospectus, the Company used the fact that the Company completed the sale of the Series C Stock, along with the Company’s continued monthly revenue growth, to adjust the Company’s assumptions used in valuing the common stock by increasing the probability of an initial public offering.
25.	When you disclose the anticipated offering price in the filing, we may have additional comments concerning the methodologies and assumptions you used to estimate the fair value of common stock. At that time we may request more detailed information to help us evaluate your estimates of the fair value of common stock for options issued during 2006 and 2007 through the date of your response.

Response:	The Company intends to supplementally provide the Staff with information regarding the currently expected price range for its initial public offering. The Company understands that additional comments may be forthcoming if the anticipated IPO price range changes.
26.	We note that you disclose the use of an independent valuation specialist to assist in estimating the fair value of common stock. While you are not required to disclose the use of a specialist, when you do you should also disclose the name of the expert and include the expert’s consent as an exhibit.

Response:	The Company has revised the disclosure on pages 36, 73 and F-19 of the prospectus in response to the Staff’s comment to delete the reference to the independent valuation specialist.
Results of Operations, page 37
27.	When discussing the reasons for the changes in your revenues, please quantify your average monthly email marketing customers and the average revenue per customer for each period.

Response:	The Company has revised the disclosure starting on page 38 of the prospectus in response to the Staff comment to quantify average monthly email marketing customers and the average revenue per customer for each period discussed.

Securities and Exchange Commission August 14, 2007 Page 11
Liquidity and Capital Resources, page 41
28.	Please revise the second paragraph to briefly describe the nature of the covenants and what constitutes a “profitability event” under the term loan facility with Silicon Valley Bank.

Response:	The Company has revised the disclosure on pages 42 and F-15 of the prospectus in response to the Staff’s comment to describe the nature of the covenants and what constitutes a “profitability event” under the term loan facility with Silicon Valley Bank.
Unpaid Sources, page 55
29.	Please revise paragraph two to more specifically quantify the number of first quarter new customers resulting from a footer click-through.

Response:	The Company has revised the disclosure on page 57 of the prospectus in response to the Staff’s comment to specifically quantify for the first half of 2007 the number of new customers resulting from a footer click-through.
Competition, page 56
30.	Please revise, to the extent known or reasonably available, to identify your competitive position within your industry. Please see Item 101(c)(x) of Regulation S-K.

Response:	The Company has revised the disclosure on page 59 of the prospectus in response to the Staff’s comment to specifically provide the most recent publicly available customer counts of the Company’s primary competitors. The Company is supplementally providing the Staff with the support for this disclosure. See also the response to Staff comment number 8.
Compensation Discussion and Analysis, page 66
Overview, page 66
31.	We note that your compensation committee has reviewed published market surveys to provide current information regarding the competitiveness of your total compensation in 2006, and retained DolmatConnell & Partners to review and evaluate certain aspects of your compensation practices in 2007. Disclose why the compensation committee reviewed other compensation packages and market surveys beginning in 2006, and how compensation elsewhere in the industry compared to your

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compensation levels. Also, identify the “certain aspects” of your compensation practices that were considered by DolmatConnell & Partners.

Response:	The Company has revised the disclosure on pages 70 and 71 of the prospectus in response to the Staff’s comment to clarify the evolution over the last few years of the Company’s executive compensation programs and to provide the specific benchmarking data for the compensation committee’s 2006 and 2007 total cash compensation determinations.
Components of Our Executive Compensation Program, page 67
32.	Please clarify who has determined, “on a case-by-case basis,” the appropriate level and mix of the various compensation components. Identify the factors used in determining the “appropriate level.” Also, please clarify what the guidelines will be going forward in determining this level, as referenced on the top of page 67 where you refer to base salary, bonus and long-term equity guidelines for your executives.

Response:	The Company has revised the disclosure on page 70 of the prospectus in response to the Staff’s comment to describe in greater detail the factors used to determine the level and mix of the various compensation components of the Company’s executive compensation program and to disclose that the compensation committee is responsible for making these determinations.
33.	For all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the performance results for each element support the compensation.

Response:	The Company has revised the disclosure on pages 71 and 72 of the prospectus in response to the Staff’s comment to provide information regarding the achievement of performance—based compensation elements.
34.	Please revise to identify the specific factors considered when setting the base salaries for the named executive officers in 2006. Explain how each person’s experience, skills, knowledge and responsibilities figured into the calculation of each named executive officer’s base pay for that year, as well as how the market surveys and general compensation trends in the industry factored into the decision.

Similarly, identify the specific factors considered when setting the equity incentive awards for each named executive officer in 2006, including the equity guidelines recommended by DolmatConnell. Explain how each factor figured into the calculation of each named executive officer’s equity grants for 2006. Explain the

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reasons for material increases or decreases in the number of equity awards granted in the first half of 2006 compared to the second half of 2006.

Response:	The Company has revised the disclosure on pages 70, 72 and 73 of the prospectus in response to the Staff’s comment to identify specific factors considered by the compensation committee when establishing base salaries in 2006 and determining 2006 equity grants. The Company has also disclosed the same information for 2007 base salary determinations.
Cash Incentive Bonus, page 68
35.	Quantify the specific target levels for each of the performance criteria you discuss in this subsection. See Regulation S-K Item 402(b)(2)(v). If you do not disclose this information, provide us in your response letter with a detailed analysis as to how the information should be afforded confidential treatment because it causes you competitive harm. See Instruction 4 to Regulation S-K Item 402(b). Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Regulation S-K Item 402(b).

Response:	The Company respectfully advises the Staff that Instruction 4 to Regulation S-K Item 402(b) is applicable to the performance criteria because the quantitative financial targets incorporated into the executive incentive plan (i.e., average monthly revenue growth (“AMRG”) and earnings before interest, taxes depreciation and amortization (“EBITDA”)) involve confidential financial information, the disclosure of which would result in competitive harm to the Company. The Company believes that its financial performance targets are sensitive, confidential financial information because they reflect unique economic aspects of the Company’s business, particularly the AMRG target, which reflects the importance of recurring revenue to the Company’s business model and management’s current internal views on this metric. If any revenue growth and profit targets for the current fiscal year were to be disclosed, the Company’s competitors would gain insight into the Company’s business model and could use this information to compete more effectively with the Company. In particular, these internal financial targets may give added incentive to several larger, sophisticated enterprises to enter the Company’s target market and compete directly with the Company. Finally, the Company’s historic lack of profitability is often referenced by industry commentators and used by competitors to compete against Company. To the extent that EBITDA targets provide

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insight into the Company’s profitability forecasts, competitors may gain a competitive advantage over the Company.

The Company advises the Staff that it treats its internal financial performance targets as confidential, and has not in the past disclosed them publicly and does not plan to do so in the future. Public disclosure of these economic metrics would provide the Company’s competitors with significant information about the Company’s current and future financial outlook. In addition, the Company notes that if the Company’s internal financial forecasts were made public and the Company failed to attain these forecasts for a particular fiscal period, that fact could be used against the Company by its competitors and by its investors, whose unrealistic expectations were established by relying on financial targets that represented the internal “stretch” goals of management and the board of directors. The chart which was added on page 72 of the prospectus in response to Staff comment number 33 shows that the financial targets are designed to be difficult to achieve as there are several quarters in 2006 reflected in the chart during which the financial targets were not achieved.

The Company also notes that it has complied with Instruction 4 to Regulation S-K Item 402(b) by revising the disclosure on page 72 of the prospectus to disclose the difficulty of the Company in achieving the undisclosed financial targets in 2007.
Principal and Selling Shareholders, page 82
36.	Please revise to identify the natural person or persons having dispositive powers over the shares held by entities affiliated with Greylock Partners, and Longworth Venture Partners, L.P.

Response:	The Company has revised the disclosure on pages 87 and 88 in response to the Staff’s comment.
Financial Statements
Statements of Operations, page F-5
37.	Please consider reporting the items presented under the caption “Other Income (expense), net” on gross basis on the face of the Income Statement or in the notes to the extent there are any material items contained therein.

Securities and Exchange Commission August 14, 2007 Page 15

Response:	The Company supplementally advises the Staff that the only item contained in the line captioned “Other Income (expense), net”, is the charge related to changes in the carrying value of the redeemable convertible preferred stock warrant as disclosed in note 5 to the financial statements on page F-18 of the prospectus. Accordingly, on page F-5 of the prospectus, the Company has revised the related caption on the face of the Statements of Operations from “Other income (expense), net” to “Other expense.”
Unaudited Pro forma Financial Information, page F-8
38.	Your disclosure suggests that as a result of the automatic conversion that will occur upon the closing of the offering, you will reverse all expense recognized in accounting for warrants as a liability. If this is true, tell us the accounting literature you considered and how you applied it in determining the appropriate accounting treatment for the termination of the warrants.

Response:	The Company supplementally advises the Staff that, as disclosed in note 5 to the financial statements on page F-18 of the prospectus, the preferred stock warrant automatically expires immediately prior to the closing of an underwritten offering of the Company’s equity securities pursuant to an effective registration statement under the Securities Act of 1933, unless previously exercised. The preferred stock warrant does not automatically convert to preferred stock or common stock or automatically exercise immediately prior to an underwritten offering. The Company considered the guidance in Regulation S-X, Article 11 for disclosing pro forma adjustments and as such has only disclosed those adjustments that are directly attributable to the transaction contemplated by the filing and are factually supportable. Accordingly, the Company has reflected only the automatic expiration of the warrants in the pro forma presentation. The pro forma net loss per share has been presented assuming that the registration statement was effective at the beginning of the most recent fiscal period. As a result of the assumed expiration of the warrant, the liability is extinguished for the pro forma presentation. Since the charges related to the change in the carrying value of the preferred stock warrant were recorded in the statement of operations, the credit arising as a result of the extinguishment of the warrant liability is recorded as an adjustment to the net loss for the pro forma presentation.

Securities and Exchange Commission August 14, 2007 Page 16
Accounts Receivable, page F-9
39.	Please revise the filing to include a schedule for all existing valuation and qualifying accounts as required by Rule 12-09 of Regulation S-X.

Response:	The Company supplementally advises the Staff that the valuation and qualifying accounts applicable to the Company under Rule 12-09 of Regulation S-X are the allowance for doubtful accounts receivable and the deferred tax asset valuation allowance. The Company believes that presentation of the separate financial statement schedule for these accounts is not required since the information contemplated by Rule 12-09 is included in the financial statements or the notes thereto. Further, the allowance for doubtful accounts receivable is not material to the financial statements of the Company. Charges to the allowance for doubtful accounts receivable are disclosed on the face of the Statements of Cash Flows on page F-7 of the prospectus and the balance of the allowance is disclosed on the face of the Balance Sheets on page F-4 of the prospectus. The deferred tax valuation allowance and changes thereto have been disclosed in note 7 to the financial statements on page F-22 of the prospectus.

The Company has included the following statement in the Exhibit Index:

Financial Statement Schedules — No financial statement schedules have been submitted because they are not required or applicable or because the information required is included in the financial statements or the notes thereto.
Note 11. Related party, page F-25
40.	Please refer to the related party transactions described under the caption “Certain Transactions” on page 84. Please identify on the face of the balance sheet and statement of operations and cash flows all material related party transactions and provide descriptions in the in the note to the financial statements. Please refer to Rule 4-08(k) of Regulation S-X.

Response:	The Company supplementally advises the Staff that, with respect to the related party transactions described under Certain Transactions on page 89 of the prospectus, the payments to Logoworks and RightNow Technologies are the only related party transactions having a financial statement impact for the periods presented. These transactions have been disclosed in note 11 of the financial statements on page F-25 of the

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prospectus. These amounts represent 1.5%, 1.2%, 2.5% and 0.6% of the Company’s total operating expenses for the years ended December 31, 2006, 2005 and 2004 and the six months ended June 30, 2007, respectively. Accordingly, the Company believes they are not material for disclosure on the face of the financial statements.
Part II
Item 15. Recent Sales of Unregistered Securities
41.	Please revise to indicate the number of investors and class of persons to whom you issued an aggregate of 2,521,432 shares of Series C Convertible Preferred Stock. Please refer to Item 701(b) of Regulation S- K.

Response:	The Company has revised the disclosure on page II-3 in response to the Staff’s comment.
* * *
If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Mark G. Borden of this firm at (617) 526-6675.
Very truly yours,
/s/ PHILIP P. ROSSETTI
Philip P. Rossetti
cc: Gail F. Goodman, Constant Contact, Inc.
       Robert P. Nault, Esq., Constant Contact, Inc.
       Steven R. Wasserman, Constant Contact, Inc.
       Mark G. Borden, Esq., WilmerHale
       John R. Utzschneider, Esq., Bingham McCutchen LLP